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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 000-23989

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F     [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended: JUNE 30, 2002
                           -----------------------------------------------------

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form  10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant PROVANT, INC.
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Former Name if Applicable

N/A
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Address of principal executive office (Street and number)

67 BATTERYMARCH STREET, SUITE 500
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City, state and zip code BOSTON, MA 02110
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                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                 }      (a)    The reasons described in reasonable detail in
                 }             Part III of this form could not be eliminated
                 }             without unreasonable effort or expense;
                 }
                 }      (b)    The subject annual report, semi-annual report,
                 }             transition report on Form 10-K, Form 20-F, 11-K
                 }             or Form N-SAR, or portion thereof will be filed
         [X]     }             on or before the 15th calendar day following the
                 }             prescribed due date; or the subject quarterly
                 }             report or transition report on Form 10-Q, or
                 }             portion thereof will be filed on or before the
                 }             fifth calendar day following the prescribed due
                 }             date; and
                 }
                 }     (c)     The accountant's statement or other exhibit
                 }             required by  Rule 12b-25(c) has been attached if
                 }             applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         Provant, Inc. (the "Company") has been unable to complete and file, when originally due, its Annual Report on Form 10-K for the fiscal year ended June 30, 2002 as a result of delays in completing the required financial statements and related disclosure on a timely basis. The delays have been caused, in part, by the continued negotiations between the Company and its lenders regarding an extension and restructuring of its credit facility.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  JAMES E. DAWSON                          617-439-2000
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                  (Name)                         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No
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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attachment.

                                  Provant, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  SEPTEMBER 30, 2002                   By:  /s/ JANET HOEY
     ----------------------                      -------------------------------
                                                 Name:  Janet Hoey
                                                 Title: Chief Financial Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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                                  ATTACHMENT TO
                                  PROVANT, INC.
                                   FORM 12B-25

PART IV
Item (3)

         The Company anticipates that it will report revenues for the year ended June 30, 2002 of $161.2 million compared to revenues of $206.9 million for the year ended June 30, 2001. Revenues included Sales Performance International revenues of $6.6 million in fiscal 2002 and $20.1 million in fiscal 2001. Sales Performance International was sold by the Company in fiscal 2002. The Company anticipates that it will report a loss from operations before goodwill amortization for the year of $(4.7) million compared to income from operations of $10.1 million for the year ended June 30, 2001.

         The Company has completed its transitional goodwill impairment evaluation pursuant to its early adoption of SFAS 142. The evaluation resulted in the identification of a transitional impairment loss of $164.1 million, net of purchase accounting reserves and taxes. In accordance with SFAS 142, the transitional impairment loss has been recorded as a cumulative effect of a change in accounting principle, net of tax, on the face of the statement of operations. In connection with its annual goodwill impairment evaluation under SFAS 142, the Company anticipates that it will report an additional impairment of $5.6 million. This impairment loss is subject to further review and, in accordance with SFAS 142, will be recorded as an operating expense.

         The Company anticipates that it will report net loss after extraordinary items and the transitional impairment loss of $(186.5) million or $(8.66) per diluted share for the year ended June 30, 2002, and net loss before extraordinary items and the transitional impairment loss of $(8.3) million or $(0.39) per diluted share for the year ended June 30, 2002 compared to $(2.9) million or $(0.14) per diluted share for the year ended June 30, 2001.

         A more detailed discussion of the Company's results of operations will be included in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K to be filed.